Filed pursuant to Rule 253(g)(2)
File No. 024-11155

Quadrant Biosciences Inc.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated March 9, 2020 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1651239/000110465920030951/tm2011903d1_253g2.htm

SUPPLEMENT TO OFFERING CIRCULAR DATED MARCH 9, 2020

THIS SUPPLEMENT IS DATED APRIL 1, 2020

Quadrant Biosciences Inc. is a New York based biotechnology company focused on neuroscience research and the development of clinical diagnostics, therapeutics and related products and services. Our focus has been on saliva-based diagnostics. Recently, in conjunction with SUNY Upstate Medical University, we have worked toward developing a rapid saliva-based diagnostic test (“COVID-19 saliva test”) for the detection of novel coronavirus (“COVID-19”).

We expect shortly to request emergency use authorization (“EUA”) from the U.S. Food and Drug Administration (“FDA”). Under the EUA, we can begin marketing our product prior to our receipt of the EUA.

Accordingly, our “Risk Factor” section should be supplemented with the following additional risk factors:

We may not receive an emergency use authorization (EUA) from the FDA for the use of our product.

If we are unable to receive an EUA from the FDA for our product, we will not be able to market our product. Obtaining such authorization is dependent upon a number of factors, which are not under our control.

Even if we were able to clear the regulatory hurdles to commercialize the COVID-19 saliva test, it may fail to achieve the degree of market acceptance by local, state and federal authorities, physicians, patients, third-party payors and others in the medical community necessary for commercial success. Even if we were able to receive FDA clearance to commercialize our COVID-19 saliva test, it may nonetheless fail to gain sufficient market acceptance by local, state and federal authorities, physicians, patients, third-party payors and others. Further, the amount that any CLIA laboratory can get reimbursed by the Centers for Medicare and Medicaid Services (CMS) for a COVID-19 test is currently limited to $51.31. This amount includes our fees as well as those of the laboratories administering our test. Further, the reimbursement rate could be lowered in the future. Our ability to commercialize the COVID-19 saliva test successfully will depend, in part, on the extent to which coverage and adequate reimbursement will be available from third-party payers, such as government health administration authorities, private health insurers, and self-insured employers. We may not be able to produce the test to make it financially viable.

Even if our COVID-19 saliva test is initially successful, mutations of the virus or future need may make our test obsolete.

Currently, the virus is mutating at a rate of approximately 1-3 mutations per month; the mutations may result in our COVID-19 saliva test no longer being useful in detecting the virus. If we are unable to modify our COVID-19 saliva test to detect new variants, we may no longer receive revenues from the test. Further, even if we were able to quickly adapt, we may have a large inventory of the older tests and we would not be able to recoup the costs related to the inventory. Further, we may also be left with inventory we will not be able sell, if the duration of the COVID-19 pandemic is shorter than anticipated or if other tests are developed that are improvement on our tests based on cost, speed and accuracy.

The company and its suppliers and distributers may be impacted by COVID-19. An outbreak of a respiratory disease caused by a novel coronavirus first detected in China in December 2019 has spread globally in a short period of time. In an organized attempt to contain and mitigate the effects of the spread of the coronavirus known as COVID-19, governments and businesses world-wide have taken aggressive measures, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines of large populations. COVID-19 has resulted in the disruption of and delays in the delivery of healthcare services and processes, the cancellation of organized events and educational institutions, the disruption of production and supply chains, a decline in consumer demand for certain goods and services, and general concern and uncertainty. The effects of COVID-19 on supply chains and personnel may affect our ability to obtain the supplies needed for our COVID-19 saliva test, if we are able to market it, and further may affect our ability to produce, market and sell our existing products, and other epidemics and pandemics that may arise in the future, could adversely affect the economies of many nations, the global economy, individual companies and capital markets in ways that cannot be foreseen at the present time. Further, our business, that of our suppliers, and of our distributors may be impacted by the virus. If our employees (including our key employees), or those employees of suppliers and distributors were to be personally impacted by COVID-19, it may impact our ability to deliver the product in a timely manner, if at all. The duration of COVID-19 and its effects cannot be determined at this time, but the effects could be present for an extended period of time.

We currently do not have a formal written agreement with our partner, SUNY Upstate Medical University for the COVID-19 saliva test. Due to the exigent nature of our activities, to date, our arrangements with SUNY Upstate Medical University have only been documented by e-mail. We have not formalized the arrangement in a written contract. If we are unable to formalize the relationship and come to a mutually agreeable arrangement, we may not be able to commercialize the product.

The company’s focus on the COVID-19 saliva test may divert the company’s attention for its other diagnostic tests. We are currently a small company with limited resources and limited numbers of managerial and scientific staff. Our company’s recent focus on the COVID-19 saliva test over the past several weeks has diverted some resources from the focus of on other products, some of which could be more lucrative than this new product.

The company may face substantial competition from a number of known and unknown competitors as well as the risk that one or more of them may obtain patents covering technology critical to the company’s businesses.

The competition to develop products related to COVID-19 is robust. On February 29, 2020, the FDA issued an immediately in effect guidance with policy specific to this public health emergency. This guidance was updated on March 16, 2020. As of April 1, 2020, there are at least 22 diagnostic and device companies that have received EUAs for their products. Some or all of those organizations and/or their respective purchasers receiving EUAs have substantially greater resources than the company has. Further, there are many other organizations worldwide actively working to develop diagnostics to detect to COVID-19. The other diagnostics developed may prove to be more marketable than ours, including for cost, accuracy, and speed. Further, even if our test proves to be more successful or viable, due to the exigent nature of the pandemic, we may not be able to protect our technology to the same degree we would under normal circumstances.

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The risk factor entitled “We rely on a limited number of suppliers or, in some cases, sole suppliers for some of our laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers” should be supplemented with the following as the final paragraph:

Currently, the company only has one supplier to provide the swabs required for the remote use of its COVID-19 saliva test, DNA Genotek. Should the company be unable to supply the swab, our ability to provide the test may be delayed or we may not able to provide the COVID-19 saliva test at all.

The risk factor entitled, “Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop” should be amended to as follows:

We face an inherent risk of product liability exposure related to the testing of our product candidates in verification and validation testing and to the use of our products sold commercially as well as product liability related to the potential commercialization of our COVID-19 saliva test under adverse conditions and on short notice. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in: regulatory investigations, product recalls or withdrawals, or labeling, marketing or promotional restrictions;

●	decreased demand for any product candidates or products that we may develop;

●	injury to our reputation and significant negative media attention;

●	withdrawal of research study participants;

●	significant costs to defend the related litigation;

●	substantial monetary awards to research study participants and/or patients;

●	delay in completing, or failure to complete, research study recruitment or research study endpoints;

●	loss of revenue;

●	reduced resources of our management to pursue our business strategy; and

●	the inability to commercialize any products that we may develop.

We currently hold $4 million in product liability insurance coverage in the aggregate, with $4 million per occurrence limit, which may not be adequate to cover all liabilities that we may incur. Further, the commercialization of a COVID-19 test may significantly increase our exposure. Due to the contagious nature of COVID-19, if our test is flawed, both false negatives and positives could potentially expose us to liability. We may need to increase our insurance coverage as we expand our verification and validation testing or if we commence commercialization of our product candidates, including the COVID-19 saliva test. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

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THIS SUPPLEMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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